Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Ecolab lnc.

SEC File No.: 001-09328

News Release
Ecolab Inc.
1 Ecolab Place
St. Paul, Minnesota 55102
www.ecolab.com

ECOLAB LAUNCHES SPLIT-OFF EXCHANGE OFFER FOR ITS

UPSTREAM ENERGY BUSINESS

IN CONNECTION WITH APERGY TRANSACTION

ST. PAUL, Minn., May 1, 2020 —Ecolab Inc. announced today the commencement of an exchange offer related to the split-off of its Upstream Energy business (the “ChampionX Business”). The split-off transaction is in connection with the previously announced combination of the ChampionX Business with Apergy Corporation in a Reverse Morris Trust transaction.

Key elements of the exchange offer include:

•                  Ecolab stockholders have the option to exchange some, all or none of their shares of Ecolab common stock for shares of common stock of ChampionX Holding Inc., an Ecolab subsidiary formed to hold the ChampionX Business, subject to proration as described below. In the combination, shares of ChampionX common stock will convert automatically into the right to receive shares of Apergy common stock.

•                  Tendering Ecolab stockholders are expected to receive approximately $111.11 of Apergy common stock for every $100 of Ecolab common stock tendered, subject to the upper limit described below.

•                  Ecolab will determine the prices at which shares of Ecolab common stock and shares of ChampionX common stock (and ultimately shares of Apergy common stock) will be exchanged by reference to the simple arithmetic average of the daily volume-weighted average prices of Ecolab common stock and Apergy common stock on the New York Stock Exchange on each of the last full three trading days ending on and including the third trading day preceding the expiration date of the exchange offer period.

•                  Ecolab currently expects approximately 122 million shares of ChampionX common stock will be available in the exchange offer. The number of shares of Ecolab common stock that will be accepted in the exchange offer will depend on the final exchange ratio, the number of shares of ChampionX common stock offered and the number of shares of Ecolab common stock tendered.

•                  The exchange offer and withdrawal rights are scheduled to expire at 12:01 a.m., New York City time, on June 3, 2020, unless the exchange offer is extended or terminated.

The exchange offer is designed to permit Ecolab stockholders to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock (which will convert into shares of Apergy common stock) at a discount of 10 percent to the per-share value of Apergy common stock, subject to an upper limit of 24.6667 shares of ChampionX common stock for each share of Ecolab common stock tendered in the exchange offer.

The aggregate number of shares of Apergy common stock issued in the combination is expected to result in holders of shares of ChampionX common stock before the combination and ChampionX employees collectively owning approximately 62 percent of the issued and outstanding shares of Apergy common stock on a fully diluted basis immediately after the combination.

Ecolab will announce the final exchange ratio used to determine the number of shares of ChampionX common stock that Ecolab stockholders participating in the exchange offer will receive for each share of Ecolab common stock accepted for exchange as well as whether the upper limit will be in effect, through www.championxexchangeoffer.com and by press release, no later than 9:00 a.m., New York City time, on June 1, 2020, the second to last full trading day prior to the expiration date (unless the exchange offer is terminated or extended).

The exchange offer will expire at 12:01 a.m., New York City time, on June 3, 2020, unless terminated or extended, and the closing of the merger of the Apergy subsidiary with and into ChampionX is expected to occur promptly following the consummation of the exchange offer. The transactions are subject to customary closing conditions, including Apergy stockholder approval and Ecolab receiving an opinion of counsel regarding certain tax matters. Apergy has scheduled a special meeting of stockholders to be held on May 28, 2020 to approve the issuance of Apergy common stock in the transaction. As a result of the exchange offer, the number of outstanding shares of Ecolab common stock will be reduced.

The exchange offer will be subject to proration if the exchange offer is oversubscribed, and the number of Ecolab shares accepted in the exchange offer may be fewer than the number of Ecolab shares tendered.

If the exchange offer is consummated but not fully subscribed, then the remaining shares of ChampionX common stock owned by Ecolab will be distributed on a pro rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of the exchange offer. If the exchange offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab.

For more information about the exchange offer, please contact the information agent, Georgeson, at 866-857-2624 (toll-free in the United States) and 781-575-2137 (outside of the United States).

About Ecolab

A trusted partner at nearly three million commercial customer locations, Ecolab (ECL) is the global leader in driving business performance while protecting people and vital resources. With annual sales of $15 billion and 50,000 associates, Ecolab delivers comprehensive solutions, data-driven insights and on-site service to advance food safety, protect public health, optimize water and energy use, and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries around the world. www.ecolab.com.

Follow us on Twitter @ecolab, Facebook at facebook.com/ecolab, LinkedIn at Ecolab or Instagram at Ecolab Inc.

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Contacts:

Investors:

Michael Monahan

+1 651 250 2809

Andrew Hedberg

+1 651 250 2185

Media :

Roman Blahoski

+1 651 250 4385

roman.blahoski@ecolab.com

May 1, 2020

(ECL-C)

Cautionary Notes on Forward Looking Statements

This release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in the combined company achieving revenue and cost synergies; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) the effects of external events on the economy including COVID-19 or other pandemics; (12) evolving legal, regulatory and tax regimes; (13) changes in general economic and/or industry specific conditions (including actions taken by OPEC); (14) actions by third parties, including government agencies; (15) Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A — Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and (16) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of the applicable communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX has filed a registration statement on Form S-4/S-1 containing a prospectus, declared effective April 30, 2020, and Apergy has filed a registration statement on Form S-4 containing a prospectus, declared effective April 30, 2020 (together, the “registration statements”) and a definitive proxy statement on Schedule 14A with the SEC. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and any amendments to these filings as well as any other relevant documents filed or to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy Corporation, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on April 29, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.